EXHIBIT 99.1

Stantec announces record 2022 earnings, raises dividend by  8.3%, and provides 2023 outlook

2022 Highlights

  Net revenue of $4.5 billion in 2022, an increase of 22.6% over 2021
  Adjusted diluted EPS1 of $3.13, an increase of 29.3% over 2021
  Backlog of $5.9 billion, up 14.9% since December 31, 2021
  Ranked #7 of the most sustainable corporations in the world by Corporate Knights, first among peers

EDMONTON, Alberta and NEW YORK, Feb. 22, 2023 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, today reported its results for the fourth quarter and year ended December 31, 2022, and provided its 2023 outlook.

Stantec achieved record financial results and delivered another solid year of excellent performance in 2022. Net revenue increased $821 million to $4.5 billion driven by 9.4% organic growth1 and 12.3% acquisition growth1. All of Stantec's business operating units and geographic regions delivered net organic growth. Continued focus on strong project execution and operational excellence drove record adjusted EBITDA margin1 of 16.2%, diluted earnings per share ("EPS") of $2.22, and adjusted diluted EPS of $3.13.

In the fourth quarter of 2022, Stantec grew net revenue 23.4% to $1.1 billion through strong organic growth of 10.6% and 9.8% acquisition growth. Adjusted EBITDA margin increased 150 basis points to 17.0% compared to the fourth quarter of 2021, while diluted EPS was $0.66 and adjusted diluted EPS increased 43.9% to $0.82.

“For the second consecutive year, we achieved record financial results, and I am extremely pleased that we outperformed our revenue and earnings guidance for 2022 on the strength of our outstanding fourth quarter performance,” said Gord Johnston, President and CEO. “I am also very proud that Stantec has again been ranked as one of the most sustainable companies in the world. These remarkable achievements are attributed to the dedication and passion of our employees. With the Cardno integration behind us, we expect our strong financial momentum to continue throughout 2023 and the years ahead.”

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1 Adjusted diluted EPS, adjusted EBITDA, and adjusted EBITDA margin are non-IFRS measures, and organic growth and acquisition growth are other financial measures (discussed in the Definitions section of Stantec's 2022 Annual Report).

2023 Outlook

“Stantec is well positioned for another year of solid growth,” said Mr. Johnston. “Significant backlog and strong tailwinds of public and private investment, along with Stantec’s focus on project execution and operational efficiencies, support Stantec’s confidence for delivering on our strategic plan and 2023 targets.”

For 2023, Stantec has established the following targets and expectations.

2023 Annual Range
Targets
Net revenue growth	7% to 11%
Adjusted EBITDA as % of net revenue (note)	16% to 17%
Adjusted net income as % of net revenue (note)	above 7.5%
Adjusted diluted EPS growth (note)	9% to 13%
Adjusted ROIC (note)	above 10.5%
Other expectations
Net debt to adjusted EBITDA (note)	1.0x to 2.0x
Effective tax rate (without discrete transactions)	23.0% to 24.0%
Earnings pattern	40-45% in Q1 and Q4
55-60% in Q2 and Q3
Days sales outstanding (note)	at or below 80

In setting targets and guidance, the Company assumed an average value for the US dollar of $1.32, GBP $1.62, and AU $0.95. For all other underlying assumptions, see Stantec's 2022 Annual Report.
note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, adjusted ROIC, and net debt to adjusted EBITDA are non-IFRS measures and DSO is a metric discussed in the Definitions section of Stantec's 2022 Annual Report.

Stantec expects that net revenue growth will increase 7% - 11% in 2023, with net revenue organic growth in the mid- to high-single digits. Organic growth in the US is expected to be in the high single digits to low double digits, driven by growing momentum as reflected in record-high US backlog and continuing project opportunities arising from the Infrastructure Investment and Jobs Act (IIJA), the CHIPS and Science Act, and the Inflation Reduction Act. Growth from the IIJA is expected to be slower in the first half of the year and to accelerate in the second half of the year. After another year of robust organic growth in Canada in 2022, Stantec expects to maintain high levels of activity, moderating to organic growth in the low single digits. Organic growth in Global is expected to achieve mid- to high-single digit growth driven by continued high levels of activity in its UK Water business under the ongoing Asset Management Program, and demand and stimulus in environmental services and infrastructure sectors.

Full-Year 2022 Financial Highlights

  Net revenue increased 22.6%, or $821.1 million, to $4.5 billion compared to 2021, driven by 9.4% organic growth and 12.3% acquisition growth. All of the regional and business operating units delivered organic growth, most notably in Global and in Water and Energy & Resources where organic growth was in the double digits.
  Project margin increased $454.0 million, or 23.1%, to $2.4 billion and as a percentage of net revenue, Stantec delivered 54.2% project margin, a 20 basis point increase from 2021. The increase in project margin was the result of net revenue growth and solid project execution.
  Adjusted EBITDA1 increased $150.1 million, or 26.2%, to $723.9 million and achieved a margin of 16.2%, a 40 basis point increase from 2021, resulting from strong performance across the business.
  Net income increased 23.1%, or $46.3 million, to $247.0 million, representing 5.5% of net revenue, and diluted EPS increased 23.3%, or $0.42, to $2.22.
  In 2022, Stantec continued to execute on its 2023 Real Estate Strategy, driving approximately $0.34 of incremental adjusted EPS and a 28% reduction in the footprint relative to the 2019 baseline – largely accomplishing the Company's 2023 target a year early. On a pre-IFRS 16 basis, this initiative is estimated to have increased 2022 adjusted EBITDA margin by more than 110 basis points.
  Adjusted net income increased 28.6%, or $77.2 million, to $347.1 million, representing 7.8% of net revenue, an improvement of 40 basis points, and adjusted diluted EPS increased 29.3%, or $0.71, to $3.13.
  Contract backlog stands at $5.9 billion—a 14.9% increase from December 31, 2021—reflecting 10.4% organic growth, with double digit growth in US operations and in Infrastructure, Buildings, and Energy & Resources. Contract backlog represents approximately 12 months of work.
  Net debt to adjusted EBITDA was 1.6x at December 31, 2022—within Stantec's internal range of 1.0x to 2.0x.
  Operating cash flows decreased 23.4% from, $397.0 million, to $304.3 million, reflecting increased investment in net working capital to support strong revenue growth.
  Days sales outstanding was 81 days at December 31, 2022, a 5-day reduction from Q3 2022. As expected, completion of Cardno financial migration activities returned DSO to more typical levels, moderated by stronger than anticipated revenue growth in the fourth quarter which drove additional net working capital investment.
  Stantec repurchased 1,085,676 common shares for an aggregated price of $65.3 million under the company's normal course issuer bid.
  On February 22, 2023, Stantec's Board of Directors declared a dividend of $0.195 per share, payable on April 17, 2023, to shareholders of record on March 31, 2023, representing an 8.3% increase.

Fourth Quarter 2022 Financial Highlights

  Net revenue increased 23.4%, or $214.2 million, to $1.1 billion, driven by 10.6% organic growth and 9.8% acquisition growth. All of the regional and business operating units delivered organic growth, most notably in Canada and the US, and in Buildings, Water, and Energy & Resources, where organic growth in the double digits was achieved this quarter.
  Project margin increased 22.5%, or $113.9 million, and decreased 40 basis points as a percentage of net revenue from 55.3% to 54.9%.
  Adjusted EBITDA increased 34.9%, or $49.6 million, to $191.7 million, and achieved a margin of 17.0% compared to 15.5% in the prior period due to lower administrative and marketing costs as a percentage of net revenue.
  Net income increased 342.8%, or $56.9 million, to $73.5 million and diluted EPS increased by 340.0%, or $0.51, to $0.66. In Q4 2022, Stantec's 2023 Real Estate Strategy contributed to non-cash net impairment reversal and lower onerous contract cost adjustments, depreciation, and occupancy costs compared to the prior period. Additionally, the disposition of an intangible asset contributed $5.6 million to net income in Q4 2022.
  Adjusted net income increased 42.8%, or $27.3 million, to $91.1 million, representing 8.1% of net revenue, and adjusted diluted EPS increased 43.9%, or $0.25, to $0.82.

Q4 and Full-Year 2022 Financial Summary

	Quarter Ended Dec 31,						Year Ended Dec 31,
	2022			2021			2022			2021
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue		$	% of Net Revenue		$	% of Net Revenue		$	% of Net Revenue
Gross revenue	1,513.5	133.9%		1,185.3	129.4%		5,677.2	127.4%		4,576.8	125.9%
Net revenue	1,130.4	100.0%		916.2	100.0%		4,457.2	100.0%		3,636.1	100.0%
Direct payroll costs	509.9	45.1%		409.6	44.7%		2,039.9	45.8%		1,672.8	46.0%
Project margin	620.5	54.9%		506.6	55.3%		2,417.3	54.2%		1,963.3	54.0%
Administrative and marketing expenses	439.4	38.9%		387.6	42.3%		1,742.5	39.1%		1,423.6	39.2%
Depreciation of property and equipment	13.8	1.2%		13.5	1.5%		56.8	1.3%		53.9	1.5%
Depreciation of lease assets	31.9	2.8%		28.3	3.1%		122.1	2.7%		107.9	3.0%
Net (reversal) impairment of lease assets and property and equipment	(1.8)	(0.2%)		29.1	3.2%		(5.5)	(0.1%	)	24.8	0.7%
Amortization of intangible assets	27.5	2.4%		18.0	2.0%		104.6	2.3%		60.0	1.7%
Net interest expense	17.5	1.5%		8.4	0.9%		64.0	1.4%		37.9	1.0%
Other	(5.6)	(0.3%	)	(2.2)	(0.3%	)	7.7	0.2%		(7.8)	(0.3%	)
Income taxes	24.3	2.1%		7.3	0.8%		78.1	1.8%		62.3	1.7%
Net income	73.5	6.5%		16.6	1.8%		247.0	5.5%		200.7	5.5%
Diluted EPS	0.66	n/m		0.15	n/m		2.22	n/m		1.80	n/m
Adjusted EBITDA (note)	191.7	17.0%		142.1	15.5%		723.9	16.2%		573.8	15.8%
Adjusted net income (note)	91.1	8.1%		63.8	7.0%		347.1	7.8%		269.9	7.4%
Adjusted diluted EPS (note)	0.82	n/m		0.57	n/m		3.13	n/m		2.42	n/m
Dividends declared per common share	0.180	n/m		0.165	n/m		0.72	n/m		0.66	n/m
Total assets							5,652.9			5,226.4
Total long-term debt							1,235.8			1,245.1

note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS are non-IFRS measures (discussed in the Definitions of Non-IFRS and Other Financial Measures section of Stantec's 2022 Annual Report).
n/m = not meaningful

Net Revenue by Reportable Segment

Full-Year 2022

(In millions of Canadian dollars, except percentages)	2022	2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,150.8	1,068.5	82.3	—	n/a	82.3	7.7%
United States	2,266.6	1,799.5	467.1	227.7	68.7	170.7	9.5%
Global	1,039.8	768.1	271.7	217.8	(34.0)	87.9	11.4%
Total	4,457.2	3,636.1	821.1	445.5	34.7	340.9
Percentage growth			22.6%	12.3%	0.9%	9.4%

Fourth Quarter 2022

(In millions of Canadian dollars, except percentages)	Q4 2022	Q4 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	291.1	260.0	31.1	—	n/a	31.1	12.0%
United States	577.9	440.2	137.7	44.2	34.1	59.4	13.5%
Global	261.4	216.0	45.4	45.7	(6.7)	6.4	3.0%
Total	1,130.4	916.2	214.2	89.9	27.4	96.9
Percentage growth			23.4%	9.8%	3.0%	10.6%

Backlog

(In millions of Canadian dollars, except percentages)	Dec 31, 2022	Dec 31, 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Canada	1,249.2	1,169.1	80.1	—	n/a	80.1	6.9%
United States	3,715.9	3,016.9	699.0	12.8	214.1	472.1	15.6%
Global	936.6	948.3	(11.7)	—	6.8	(18.5)	(2.0)%
Total	5,901.7	5,134.3	767.4	12.8	220.9	533.7
Percentage growth			14.9%	0.2%	4.3%	10.4%

Tomorrow’s Conference Call

On Thursday, February 23, 2023, at 7:00 AM Mountain Time (9:00 AM Eastern Time), Gord Johnston, President and Chief Executive Officer, and Theresa Jang, Executive Vice President and Chief Financial Officer, will hold a conference call to discuss the company’s fourth quarter and year end 2022 performance.

To listen to the webcast and view the slide presentation, please join here.

If you are an analyst and would like to participate in the Q&A, please register here.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of Stantec.com.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind. We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Non-IFRS and Other Financial Measures

Stantec reports its financial results in accordance with IFRS. However, in this press release, the following non-IFRS and other financial measures are used by the company: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), margin (percentage of net revenue), organic growth (retraction), acquisition growth, and measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, as well as measures and ratios calculated using these non-IFRS or other financial measures. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of the 2022 Annual Report, available on SEDAR at SEDAR.com, EDGAR at sec.gov, and the Company's website at stantec.com and the reconciliation of Non-IFRS Financial Measures appended hereto.

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components of Stantec's financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Forward Looking Statements

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, Stantec's Outlook and Annual Targets for 2023 in their entirety, any projections related to revenue, adjusted EBITDA as a % of net revenue, adjusted net income as a % of net revenue, adjusted diluted EPS growth, adjusted ROIC, net debt to adjusted EBITDA, effective tax rate, earnings patterns, and days sales outstanding. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require management to make assumptions and are subject to inherent risks and uncertainties. Stantec's assumptions relating to the 2023 Outlook and Annual Targets are provided in the company’s 2022 Annual Report.

Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, future pandemics or health crises that could adversely affect operations, reduced public or private sector capital spend, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the company.

For more information about how other material risk factors could affect Stantec’s results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in the company’s 2022 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2022 Annual Report free of charge from the investor contact noted below.

Investor Contact	Media Contact
Jess Nieukerk	Stephanie Smith
Stantec Investor Relations	Stantec Media Relations
Ph: 587-579-2086	Ph: 780-917-7230
jess.nieukerk@stantec.com	stephanie.smith2@stantec.com

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Design with community in mind

Attached to this news release are Stantec’s reconciliation of non-IFRS measures.

Reconciliation of Non-IFRS Financial Measures

	Quarter Ended Dec 31,		Year Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2022	2021	2022	2021
Net income	73.5	16.6	247.0	200.7
Add back (deduct):
Income taxes	24.3	7.3	78.1	62.3
Net interest expense	17.5	8.4	64.0	37.9
Net (reversal) impairment of lease assets and property and equipment (note 1)	0.4	41.6	(2.9)	37.3
Depreciation and amortization	73.2	59.8	283.5	221.8
Unrealized loss (gain) on equity securities	(4.2)	(4.8)	18.0	(13.9)
Acquisition, integration, and restructuring costs (note 4)	12.6	13.2	41.8	27.7
Gain on disposition of intangible asset	(5.6)	—	(5.6)	—
Adjusted EBITDA	191.7	142.1	723.9	573.8

	Quarter Ended Dec 31,		Year Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2022	2021	2022	2021
Net income	73.5	16.6	247.0	200.7
Add back (deduct) after tax:
Net (reversal) impairment of lease assets and property and equipment (note 1)	0.3	31.8	(2.2)	28.5
Amortization of intangible assets related to acquisitions (note 2)	15.3	9.1	61.1	30.2
Unrealized loss (gain) on equity securities (note 3)	(3.2)	(3.6)	13.7	(10.6)
Acquisition, integration, and restructuring costs (note 4)	9.5	9.9	31.8	21.1
Gain on disposition of intangible asset (note 5)	(4.3)	—	(4.3)	—
Adjusted net income	91.1	63.8	347.1	269.9
Weighted average number of shares outstanding - diluted	110,915,844	111,669,548	111,069,776	111,616,665
Adjusted earnings per share - diluted	0.82	0.57	3.13	2.42

See the Definitions section of the 2022 Annual Report for the discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures. This table includes only continuing operations results.

note 1: The net (reversal) impairment of lease assets and property and equipment includes onerous contracts associated with the impairment for the year ended December 31, 2022 of $2.6 (2021 - $12.5l) and for the quarter ended December 31, 2022 of $2.2 (2021 - $12.5). For the year ended December 31, 2022, this amount is net of tax of $(0.7) (2021 - $8.8). For the quarter ended December 31, 2022, this amount is net of tax of $0.1 (2021 - $9.8).

note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the year ended December 31, 2022, this amount is net of tax of $19.3 (2021 - $9.4). For the quarter ended December 31, 2022, this amount is net of tax of $5.1 (2021 - $3.1).

note 3: For the year ended December 31, 2022, this amount is net of tax of $4.3 (2021 - ($3.3)). For the quarter ended December 31, 2022, this amount is net of tax of ($1.0) (2021 - $(1.2)).

note 4: The add back of other costs primarily relates to integration expenses associated with acquisitions and restructuring costs, For the year ended December 31, 2022, this amount is net of tax of $10.0 (2021 - $6.6). For the quarter ended December 31, 2022, this amount is net of tax of $3.1 (2021 - $3.3).

note 5: For the year and quarter ended December 31, 2022, this amount is net of tax of $(1.3) (2021 - nil).